UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: VII Peaks-KBR Co-Optivist Income BDC II, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

255 Shoreline Drive, Suite 428

Redwood City, California 94065

Telephone Number (including area code): (877) 700-0527

Name and Address of Agent for Service of Process:

Gurpreet S. Chandhoke

President and Chief Executive Officer

VII Peaks-KBR Co-Optivist Income BDC II, Inc.

255 Shoreline Drive, Suite 428

Redwood City, California 94065

Check one of the following:

☒

The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

March 1, 2012

☐	The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:                                           .

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:                                           ..

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Redwood City and State of California on the 1st day of March, 2012.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Redwood City and State of California on the 1st day of March, 2012.

VII PEAKS-KBR CO-OPTIVIST INCOME BDC II, INC.

By:	/s/ Gurpreet S. Chandhoke
	Name:	Gurpreet S. Chandhoke
	Title:	President and Chief Executive Officer

Attest:	/s/ Joseph Doncheski
Name:	Joseph Doncheski
Title:	Chief Financial Officer, Chief Operating Officer and Secretary